UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549


                                     SCHEDULE 13D


                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 5)*

                                     Borden, Inc.

                                   (Name of Issuer)

                       Common Stock, par value $.625 per share
                            (Title of Class of Securities)

                                     09959 3 10 2
                                    (CUSIP Number)

       Henry R. Kravis, KKR Associates, Whitehall Associates, L.P. c/o Kohlberg
                                 Kravis Roberts & Co.
               9 West 57th Street, New York, N.Y. 10019 (212) 750-8300

     (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                 and Communications)

                                  December 21, 1994
               (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note:   Six copies  of this  statement, including  all exhibits, should  be
     filed with  the Commission.   See Rule 13d-1(a)  for other parties  to whom
     copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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               The Statement on Schedule 13D of the persons named on the

     cover page hereof filed on October 3, 1994, as amended (the "Schedule"),

     is hereby amended and supplemented as follows (capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Schedule):

     Item 3.  Source and Amount of Funds or Other Consideration.
              -------------------------------------------------

               On December 21, 1994, a press release, a copy of which

     is attached hereto as Exhibit 10 and incorporated herein by reference, was issued in connection with the consummation of the

     Offer and acquisition of shares of Borden Common Stock pursuant to the exercise of the Option.

     Item 4.  Purpose of Transaction.
              ----------------------

               The information set forth in response to Item 3 in this

     Amendment to the Schedule is incorporated herein by reference.

     Item 5.  Interest in Securities of the Issuer.
              ------------------------------------

               The information set forth in response to Item 3 in this

     Amendment to the Schedule is incorporated herein by reference.

     Item 6.  Contracts, Arrangements, Understandings or
              Relationships With Respect to the Issuer's Securities.
              -----------------------------------------------------

               The information set forth in response to Item 3 in this

     Amendment to the Schedule is incorporated herein by reference.

     Item 7.  Material to be Filed as Exhibits.
              --------------------------------

          10 Press release issued by Kohlberg Kravis Roberts & Co. on December 21, 1994.






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                                      SIGNATURE


                    After reasonable inquiry and to the best of my

          knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                   KKR ASSOCIATES

                                   By:/s/ Henry R. Kravis
                                      -----------------------
                                      Name:  Henry R. Kravis
                                      Title:  General Partner


                                   WHITEHALL ASSOCIATES, L.P.
                                   By KKR Associates
                                   General Partner


                                   By:/s/ Henry R. Kravis
                                      -----------------------
                                      Name:  Henry R. Kravis
                                      Title:  General Partner


                                   BORDEN ACQUISITION CORP.


                                   By:/s/ Scott M. Stuart
                                      -----------------------
                                      Name:  Scott M. Stuart
                                      Title:  Vice President





          Dated:  December 21, 1994





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
                                  INDEX TO EXHIBITS


       Exhibit Number           Description of Exhibits

           10. Press release issued by Kohlberg Kravis Roberts & Co. on December 21, 1994.





















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